EXHIBIT 99


Contact:  Karla Harvill
          770-393-5091


             Gold Kist Inc. Reports Transitional Quarter Results

      ATLANTA, Ga. (November 16, 2004) - Gold Kist Inc. today reported financial results for the quarter ended October 2, 2004. The quarter ended October 2, 2004 is a transitional quarter in connection with Gold Kist's previously announced a change in its fiscal year-end from the Saturday following the last Thursday in June to the Saturday following the last Thursday in September. Also, after the completion of the quarter ended October 2, 2004, Gold Kist completed its conversion to a for profit company from a cooperative marketing association. Accordingly, the quarter ended
October 2, 2004 is the final quarter that Gold Kist will report as a cooperative.

     For the quarter ended October 2, 2004, net income increased 45 percent to $34.0 million from net income of $23.5 million for the quarter ended September 27, 2003. Net sales for the quarter were $646.5 million, compared with $516.7 million for the year-earlier period.

     Commenting on the results, John Bekkers, president and chief executive officer, said, "The 25.1 percent increase in net sales for the quarter was due primarily to an approximate 10.6 percent increase in average broiler prices and an approximate 13.3 percent increase in broiler pounds produced. The extra week in the period contributed the majority of the increase in broiler pounds sold. Demand remained healthy due to an overall strengthening in the economy, favorable production levels, improved export demand, higher prices in the beef and pork meat sectors and a continuation of diet trends emphasizing low fat proteins such as chicken. New product introductions in fast-food and quick-service restaurants have also had a positive impact on demand. For the quarter ended October 2, 2004, broiler prices were 9.1 percent below prices for the quarter ended June 26, 2004, due to increased supply. We expect this trend to continue at least through the next fiscal quarter ending January 1, 2005.

     "The strong growth in net income was partially offset by higher feed ingredient costs, principally soybean meal. Feed costs for the quarter just ended were 23.9 percent higher than in the comparable period last year. Although cash market prices for soybean meal and corn declined during the quarter ended October 2, 2004, we did not receive the full benefit of these price declines due to priced-forward contracts on a portion of our feed ingredient requirements."

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Gold Kist Announces Transitional Quarter Financial Results
Page 2
November 16, 2004



     Gold Kist Inc. will hold a conference call to discuss this press release today, November 16, 2004, at 2:00 p.m. Eastern time. Investors will have the opportunity to listen to a live Internet broadcast of the conference call through the Company's Web site at www.goldkist.com or through www.fulldisclosure.com. To listen to the live call, please go to the Web site at least 15 minutes early to register and download and install any necessary audio software. For those who cannot listen to the live broadcast, an Internet replay will be available shortly after the call and continue through December 1, 2004. If Internet access is unavailable, you may participate on the live call by telephone by dialing (800) 458-9009. The confirmation number for this call is 879335. Gold Kist will also file a transition report on Form 10-Q with the Securities and Exchange Commission that will contain additional details on its financial results for the transitional quarter.

                                    # # #

      This news release contains "forward-looking statements" as defined in the federal securities laws regarding the Gold Kist's beliefs, anticipations, expectations or predictions of the future. These forward-looking statements involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated in such forward-looking statements include uncertainties relating to the fluctuations in the commodity prices of feed ingredients and broiler products as well as well as other risks described under "Risk Factors" in our Quarterly Report on Form 10-Q and subsequent filings with the Securities and Exchange Commission. Gold Kist undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.


About Gold Kist
      Gold Kist is the third largest integrated broiler company in the United States, accounting for more than 9 percent of chicken, or broiler, meat produced in the United States in 2003. Gold Kist operates a fully-integrated broiler production business that provides processing, purchasing and marketing services. Gold Kist's broiler production operations include nine broiler complexes located in Alabama, Florida, Georgia, North Carolina and South Carolina. For more information, visit our website at www.goldkist.com. Gold Kist Announces Transitional Quarter Financial Results
Page 2
November 16, 2004

                          GOLD KIST INC.
                   CONSOLIDATED BALANCE SHEETS
     (Dollar Amounts, Except Per Share Amounts, in Thousands)
                           (Unaudited)
                                               June 26,  October 2,
                                                 2004       2004
ASSETS
Current assets:
 Cash and cash equivalents                     $136,699   $175,289
 Receivables, net                               137,654    115,015
 Inventories                                    232,905    238,892
 Deferred income taxes                           20,482     15,732
 Other current assets                            31,564     38,577
  Total current assets                          559,304    583,505
Investments                                      12,760     13,072
Property, plant and equipment, net              231,657    247,398
Deferred income taxes                            20,060     13,215
Other assets                                     62,076     65,652
                                               $885,857   $922,842

LIABILITIES AND EQUITY
Current liabilities:
 Notes payable and current maturities of
  long-term debt                               $ 21,167   $ 20,875
 Accounts payable                                75,292     84,121
 Accrued compensation and related expenses       52,074     42,556
 Other current liabilities                       65,526     88,049
  Total current liabilities                     214,059    235,601
Long-term debt, less current maturities         282,954    281,408
Accrued pension costs                            53,825     37,387
Accrued postretirement benefit costs              7,539      6,760
Other liabilities                                42,865     44,138
  Total liabilities                             601,242    605,294
Patrons' and other equity:
 Common stock, $1.00 par value - Authorized
  500,000 shares; issued and Outstanding
  2,449 at June 30, 2004 and 2,317 at
  October 2, 2004                                     2          2
 Patronage reserves                             219,964    232,569
 Accumulated other comprehensive loss           (44,422)   (42,318)
 Retained earnings                              109,071    127,295
  Total patrons' and other equity               284,615    317,548
                                               $885,857   $922,842

Gold Kist Announces Transitional Quarter Financial Results
Page 2
November 16, 2004

                       GOLD KIST INC.
            CONSOLIDATED STATEMENTS OF OPERATIONS
                   (Amounts in Thousands)
                        (Unaudited)
                                               Quarter Ended
                                         Sept. 27,      October 2,
                                           2003            2004
                                         (13 Weeks)   (14 Weeks)
Net sales volume                          $516,688      $646,511
Cost of sales                              453,998       554,142
 Gross profit                               62,690        92,369
Distribution, administrative and
 general expenses                           24,271        31,011
Conversion expenses and advisory fees           --         2,522
 Net operating income                       38,419        58,836
Other income (deductions):
 Interest and dividend income                  173           635
 Interest expense                           (7,603)       (8,514)
 Miscellaneous, net                          4,242         1,833
   Total other deductions, net              (3,188)       (6,046)
 Income from operations before income
   taxes                                    35,231        52,790
Income tax expense                          11,746        18,772
 Net income                                $23,485       $34,018

Gold Kist Announces Transitional Quarter Financial Results
Page 2
November 16, 2004

                           GOLD KIST INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (Amounts in Thousands)
                            (Unaudited)
                                                Quarter Ended
                                            Sept. 27,    October 2,
                                              2003          2004
                                             (13 Weeks)  (14 Weeks)
Cash flows from operating activities:
 Net income                                  $ 23,485     $ 34,018
 Non-cash items included in net income:
  Depreciation and amortization                 9,964       10,030
  Pension and other benefit plans expense       1,824        2,515
  Deferred income tax expense                  11,746       10,355
  Other                                         1,860       (1,988)
 Changes in operating assets and
  liabilities:
  Receivables                                  (8,046)      22,639
  Inventories                                  (9,753)      (5,987)
  Other current assets                            300       (1,594)
  Accounts payable, accrued and other
   expenses                                    10,471       20,209
Net cash provided by operating activities      41,851       90,197

Cash flows from investing activities:
 Acquisitions of property, plant and
  equipment                                    (3,992)     (25,160)
 Contributions to pension and other benefit
  plans                                          (609)     (14,505)
 Proceeds from disposal of investments             42           --
 Other                                          2,793       (2,865)
Net cash used in investing activities          (1,766)     (42,530)

Cash flows from financing activities:
 Principal repayments of long-term debt       (34,976)      (1,914)
 Payments of capitalized financing costs           --         (444)
 Patronage refunds and other equity paid in
  cash                                         (2,260)      (6,719)
Net cash used in financing activities         (37,236)      (9,077)
Net change in cash and cash equivalents         2,849       38,590
Cash and cash equivalents at beginning of
 period                                        11,026      136,699
Cash and cash equivalents at end of period   $ 13,875     $175,289
Supplemental disclosure of cash flow
 information:
 Cash paid (received) during the years for:
  Interest (net of amounts capitalized)      $  8,000     $ 13,712
  Income taxes, net                          $ (2,984)    $(10,663)